

Mail Stop 3561

August 28, 2015

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
144-53 72nd Drive
Flushing, NY 11367

>   **Re: Zev Ventures, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 14, 2015**
>   **File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2015 letter.

General

1. We note your response to our prior comment 2 and reissue in part. Please reconcile your response that "[g]iven the nature of [y]our business [you] believe [y]our operations and assets are more than sufficient to be deemed greater than nominal" with your disclosure on page 15 that "Zev Ventures, Inc. has nominal revenues to date, and has only limited cash on hand." In addition please further explain the nature of these revenues, as we note that your interim financial statement review report on page 46 states that you "ha[ve] not established a source of revenue . . . ."

2. A currently dated consent of the independent registered public accountant should be included as an exhibit in your next amendment to the Form S-1 registration statement.

3. We note certain sections of your filing have not been updated for the most recent interim period ended June 30, 2015. In this regard, disclosures on pages 2, 6, 11, 20, 22 and 24 are for the interim period ended March 31, 2015. Please be advised this is not meant to be an exhaustive list. Please update the relevant sections of your filing accordingly.

Executive Compensation, page 22

4. Please reconcile the name of the CEO in the Summary Compensation Table with the name of the CEO found elsewhere in the prospectus.

Certain Relationships and Related Transactions, page 23

5. Please tell us why you have removed the disclosure from this section regarding your shareholder loans. In this regard, we note your disclosure on page 47 that your total liabilities consist of a $15,648 loan from a related party. We also note disclosure of related party loans from Mr. Zev Turetsky in Note 6 on page 44.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: William Eilers
Eilers Law Group, P.A.